MINUTES OF DIRECTORS MEETING
                                       OF
                            FAR WEST RESOURCES, INC.

A meeting of the Board of Directors of Far West Resources, Inc. was held on the 3rd day of June, 1997 at 10:30 a.m. at the offices located at Suite 1400, 400 Burrard Street, Vancouver, B.C., V6C 3G2.

There were present and participating at the meeting, either in person or telephonically, Mr. Harmel S. Rayat, Mr. Kundan S. Rayat and Ms. Jasbinder Chohan, being all of the Directors of the Company. Mr. Harmel S. Rayat, the President, chaired the meeting and Ms. Chohan, the Secretary, read the minutes of the last regular meeting and they were approved.

The first item of discussion brought before the board was a discussion concerning the disposition of all resource based assets, and instead to concentrate on other non-resource business endeavors and potential acquisitions. Upon motion duly made, seconded and unanimously carried with all in favor, it was;

     Resolved, that the Company dispose of all resource based assets and concentrate on other non-resource business endeavors and potential acquisitions.

     Further Resolved, that the Company dispose of its interest and tide to The Tom Mining Claims.

There being no further business and upon motion duly made and seconded, the meeting was adjourned.



/s/ Mr. Harmel S. Rayat                            /s/ Kundan S. Rayat
-----------------------                            -------------------
Mr. Harmel S. Rayat, President, Director           Mr. Kundan S. Rayat, Director



/s/ Jasbinder Chohan
--------------------
Ms. Jasbinder Chohan, Secretary/Treasurer, Director


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